Exhibit 99.1

Chord Energy and Enerplus to Combine in $11 Billion Transaction Creating Premier Williston-Focused E&P Company with Top-Tier Shareholder Returns

Enhanced Operating Scale to Drive Returns and Free Cash Flow; Combined Acreage Position
Totaling 1.3 Million Net Acres and Combined 4Q23 Production of 287,000 Boepd

Combined Company has Approximately 10 years of Low-Breakeven Inventory with Significant Opportunity to Enhance Returns through Efficiencies and Expanding Three-Mile Lateral Opportunities

Transaction Accretive to Key Metrics
While Preserving Low Leverage; Strong Balance Sheet and Significant Liquidity at Close

Transaction Expected to Generate Administrative, Capital and Operational Cost Synergies of
Up To $150 Million Annually with After-Tax Present Value up to $750 Million

Post-Combination Return of Capital Expected to Remain at Chord’s Pre-Combination Level of 75%+ of Free Cash Flow; Expected 2024 Pro forma Free Cash Flow of $1.2 Billion(2)

Commitment to ESG and Sustainability Excellence and Capitalizing on Combined

Best Practices

Danny Brown to Serve as President and CEO; Ian Dundas to Serve as Advisor to the CEO and Director; Three Additional Enerplus Directors to Join Combined Company Board

Companies to Host Conference Call Today at 6:00 p.m. ET (5:00 p.m. CT and 4:00 p.m. MT)

HOUSTON and CALGARY, ALBERTA February 21, 2024 - Chord Energy Corporation (NASDAQ: CHRD) (“Chord”, “Chord Energy”) and Enerplus Corporation (TSX: ERF) (NYSE: ERF) ("Enerplus") today announced they have entered into a definitive arrangement agreement under which Chord will combine with Enerplus in an approximately $11 billion stock and cash transaction. The combined company will have a premier Williston Basin position with deep, low-cost inventory, approximately 1.3 million net acres, combined 4Q23 production of 287 MBoepd, and enhanced free cash flow generation to return capital to shareholders.

Under the terms of the transaction, each common share of Enerplus will be exchanged for 0.10125 shares of Chord common stock and $1.84 per share in cash, representing 90% stock and 10% cash consideration. Upon completion of the transaction, Chord shareholders will own approximately 67% of the combined company and Enerplus shareholders will own approximately 33% on a fully diluted basis. The combined company’s enterprise value of approximately $11 billion is inclusive of Enerplus’ net debt, based on the transaction exchange ratio, and the closing share prices for Chord and Enerplus as of February 20, 2024.

_______________

2 Pro forma 2024 estimates based on mid-point of management guidance at $79/bbl WTI and $2.50/MMBtu NYMEX gas.

“This combination further strengthens our Williston Basin position and represents a compelling opportunity for both companies’ shareholders,” said Danny Brown, Chord Energy’s President and Chief Executive Officer. “Enerplus’ Williston Basin position brings high-quality inventory, and we are excited to leverage best practices from both companies to create a stronger, more efficient entity. The combined company is expected to benefit from improving returns, capital efficiency, low-cost inventory, and a peer-leading balance sheet, all of which support sustainable free cash flow generation and meaningful shareholder returns. This is also a great opportunity for the employees and stakeholders of both Chord and Enerplus, as we believe the combined company will continue to benefit the communities in which we operate in North Dakota and Montana, including the Fort Berthold Reservation. We look forward to working closely with Enerplus to ensure that the full potential of this combination is realized for the benefit of all of our stakeholders.”

“This transaction brings together Chord’s and Enerplus’ premier asset bases, operational abilities and technical acumen to create a combined company positioned to drive further success, deliver competitive returns and peer-leading shareholder distributions,” said Ian Dundas, Enerplus’ President and Chief Executive Officer. “Joining forces with Chord will provide Enerplus shareholders with immediate value for their investment and the opportunity to participate in the future upside potential from ownership in the stronger, larger company with enhanced shareholder returns. I want to thank our employees for their dedication and hard work over the years that has allowed us to build such a great organization and reach this exciting milestone.”

Combined Company Positioned to Drive Value Through Commodity Cycles

•	Enhances Williston Basin Position with Increased Scale. The combined company is expected to be a premier operator in the Williston Basin, with approximately 1.3 million net acres (98% Williston) and 4Q23 production of 287 MBoepd (over 90% Williston). Oil is expected to be approximately 56% of the combined company’s production, supporting peer-leading EBITDA margins.
•	Adds Significant High-Quality Inventory. The combined company is expected to benefit from an enhanced inventory position, increasing its sub $60 WTI breakeven inventory by over 60%, improved returns and resilient free cash flow through commodity cycles. The pro forma inventory supports approximately 10 years of development at the current pace and expands the company’s opportunities for three-mile lateral development.
•	Accretive to All Financial Metrics. The transaction is expected to be accretive to all metrics, including: i) cash flow per share, ii) free cash flow per share, iii) net asset value and iv) return of capital. Significant synergies allow for additional potential accretion in 2025 and beyond.
•	Delivers Significant Cost Saving and Synergy Opportunities. The combined company expects to benefit from administrative, capital and operating synergies of up to $150 million per year. Administrative synergies are expected to begin immediately in 2024 and increase in 2025 up to $40 million. Capital synergies are expected to increase up to $55 million during 2025, and operating synergies initiate in 2025 and are expected to increase up to $55 million in 2026. The combined company will leverage best practices to further advance efficiencies across the business. The after-tax present value of synergies is expected to exceed $750 million.
•	Supports Top-Tier Shareholder Returns. The combined company is expected to generate meaningful free cash flow from its low-cost asset base, improving efficiencies and disciplined capital spending through a wide range of commodity price scenarios. The combined company is expected to generate approximately $1.2 billion of free cash flow with a reinvestment rate of approximately 51% in 2024 at $79/bbl WTI and $2.50/MMBtu NYMEX gas. Post-closing Chord is expected to maintain its peer-leading return of capital framework at 75%+ of free cash flow through base and variable dividends and share repurchases.

•	Creates Stronger Financial Position and Relatively Unlevered Balance Sheet. The combined company is expected to have an improved credit profile and cost of capital, with a strong balance sheet with expected leverage of ~0.2x at close.
•	Continued ESG Commitment. The combined company will maintain and build upon its commitment to ESG and sustainability excellence and capitalize on combined best practices.

Transaction Details

Under the terms of the agreement, Enerplus shareholders will receive 0.10125 shares of Chord common stock and $1.84 in cash for each common share of Enerplus owned at closing. Based on the closing price as of close February 20, 2024, the implied value to each Enerplus share is $18.42. At this exchange ratio, and the respective companies’ closing share prices on February 20, 2024, the combined company would have an enterprise value of approximately $11 billion. Chord will issue approximately 20.7 million shares of common stock in the transaction as stock consideration to the holders of Enerplus common shares in accordance with the terms of the arrangement agreement.

It is anticipated that the quarterly dividend payments made by Enerplus until closing of the transaction will be equalized to those made by Chord, after giving effect to the exchange ratio, through an additional Enerplus dividend declared shortly prior to the closing.

The transaction will be structured as a plan of arrangement under the Business Corporations Act (Alberta) and is subject to the approval of (i) at least two-thirds of the votes cast by holders of Enerplus common shares at a meeting to be called to consider the transaction and (ii) if required under applicable Canadian securities laws, a majority of the votes cast by Enerplus shareholders at such meeting (excluding the votes held by Enerplus shareholders whose votes are required to be excluded under Multilateral Instrument 61-101 - Protection of Minority Securities Holders in Special Transactions). The issuance of shares of Chord common stock is subject to the approval of the majority of votes cast by holders of shares of Chord common stock in connection with the transaction, pursuant to the rules of the NASDAQ.

Governance and Leadership

Following close of the transaction, the board of directors of the combined company will increase to 11 members and will initially comprise seven representatives from Chord and four representatives from Enerplus, including Ian Dundas, who will also serve as Advisor to the CEO of Chord.

Danny Brown will serve as Director, President and Chief Executive Officer of the combined company. The remainder of the company’s leadership team will include Michael Lou, Chord’s Chief Financial Officer, Darrin Henke, Chord’s Chief Operating Officer and Shannon Kinney, Chord’s General Counsel, who will continue to serve in their respective capacities in the combined company.

Timing and Approvals

The combination has been unanimously approved by the boards of directors of both companies. The transaction is expected to close by mid-year 2024. The transaction is subject to customary closing conditions in the United States and Canada, as well as the approvals by Chord and Enerplus’ shareholders described above, the approval of the Court of King’s Bench of Alberta, the listing of shares of Chord’s stock to be issued in the transaction on NASDAQ and regulatory clearances or approvals.

Further information regarding the transaction will be contained in a management information circular that Enerplus will prepare, file and mail to Enerplus shareholders in advance of its shareholder meeting and a proxy statement that Chord will file with the SEC and mail to Chord stockholders in advance of its stockholder meeting. Copies of the arrangement agreement and management information circular will be available on Enerplus’ profile on SEDAR+ at www.sedarplus.ca and the arrangement agreement and proxy statement will be available on the SEC’s website at www.sec.gov under Chord’s profile.

Commitment to ESG

Chord remains committed to continuous improvement across its business, including its environmental footprint. Please refer to the Chord website (www.chordenergy.com) and the Enerplus website (www.enerplus.com) for ESG disclosure and reporting. Enerplus published it latest ESG report in June 2023.

Advisors

Citi is serving as lead financial advisor and Vinson & Elkins LLP, Wachtell, Lipton, Rosen & Katz, and Goodmans LLP are serving as legal advisors to Chord. Wells Fargo Securities, LLC and J.P. Morgan Securities LLC are also acting as financial advisors to Chord. Evercore is serving as lead financial advisor, and RBC Capital Markets is serving as financial advisor to Enerplus. Blake, Cassels & Graydon LLP and Latham & Watkins LLP are serving as legal advisors to Enerplus. BMO Capital Markets and CIBC Capital Markets are acting as co-financial advisors to Enerplus.

Conference Call and Additional Materials

Chord and Enerplus will hold a joint conference call today, February 21, 2024 at 6:00 p.m. Eastern Time / 5:00 p.m. Central Time / 4:00 p.m. Mountain Time to discuss the transaction. An investor presentation regarding the transaction can also be found at www.chordenergy.com and www.enerplus.com.

Investors, analysts, and other interested parties are invited to listen to the webcast:

Date:	Wednesday, February 21, 2024
Time:	5:00 p.m. Central
Live Webcast:	https://app.webinar.net/wELeOnm8d1Y

To join the conference call by phone without operator assistance (including sell-side analysts wishing to ask a question), you may register and enter your phone number at https://emportal.ink/42KxiYW to receive an instant automated call back and be immediately placed into the call.

You may also use the following dial-in information to join the conference call by phone with operator assistance:

Dial-in:	888-664-6383
Intl. Dial-in:	1-617-892-4906
Conference ID:	51301393

A recording of the conference call will be available until Wednesday, February 28, 2024 by dialing:

Replay dial-in:	1-888-390-0541
Intl. replay:	1-617-849-9026
Replay access:	301393 #

The call will also be available for replay for approximately 30 days at https://www.chordenergy.com and https://www.enerplus.com/

Chord’s fourth quarter 2023 earnings conference call originally scheduled for February 22, 2024 has been cancelled and replaced with today’s joint conference call.

About Chord Energy

Chord Energy Corporation is an independent exploration and production company with quality and sustainable long-lived assets in the Williston Basin. The Company is uniquely positioned with a best-in-class balance sheet and is focused on rigorous capital discipline and generating free cash flow by operating efficiently, safely and responsibly to develop its unconventional onshore oil-rich resources in the continental United States. For more information, please visit the Company’s website at www.chordenergy.com.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company’s website at www.enerplus.com.

NOTICE REGARDING INFORMATION CONTAINED IN THIS NEWS RELEASE

All amounts in this news release are stated in U.S. dollars unless otherwise specified.

This news release contains references to “BOE” (barrels of oil equivalent) and “MBOE” (one thousand barrels of oil equivalent). The parties have adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOE and MBOE may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

All production volumes presented in this news release are reported on a “net” basis (a company’s working interest share after deduction of royalty obligations, plus the company’s royalty interests), which differs from “gross” basis (a company’s working interest before deduction of royalties) for reporting production under National Instrument 51-101 and industry practice in Canada.

All references to “oil” in this news release include light and tight crude oil.

Forward-Looking Statements

Certain statements in this document concerning the transaction, including any statements regarding the expected timetable for completing the transaction, the results, effects, benefits and synergies of the transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Chord’s or Enerplus’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Chord’s or Enerplus’ plans and expectations with respect to the transaction, timing of closing, and the anticipated impact of the transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Chord may not approve the issuance of new shares of Chord common stock in the transaction or that shareholders of Enerplus may not approve the transaction; the risk that a condition to closing of the transaction may not be satisfied; that either party may terminate the arrangement agreement or that the closing of the transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships of Chord or Enerplus, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Chord and Enerplus; the effects of the business combination of Chord and Enerplus, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for the combined company’s operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Chord’s Annual Report on Form 10-K for the year ended December 31, 2022, and subsequent Quarterly Reports on Form 10-Q, which are on file with the Securities and Exchange Commission (the “SEC”) and available from Chord’s website at www.chordenergy.com under the “Investors” tab, and in other documents Chord files with the SEC; and in Enerplus’ annual information form for the year ended December 31, 2022, which is on file with the SEC and on SEDAR+ and available from Enerplus’ website at www.enerplus.com under the “Investors” tab, and in other documents Enerplus files with the SEC, TSX or on SEDAR+.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Chord nor Enerplus assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

No Offer or Solicitation

Communications in this news release do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Chord and Enerplus intend to file materials with the SEC and on SEDAR+, as applicable. Chord intends to file a preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") with the SEC in connection with the solicitation of proxies to obtain Chord stockholder approval of the proposed transaction, and Enerplus intends to file an information circular and proxy statement (the “Circular”) with the SEC, TSX and on SEDAR+ in connection with the solicitation of proxies to obtain Enerplus shareholder approval of the proposed transaction. After the Proxy Statement is cleared by the SEC, Chord intends to mail a definitive Proxy Statement to the shareholders of Chord. This news release is not a substitute for the Proxy Statement, the Circular or for any other document that Chord or Enerplus may file with the SEC or on SEDAR+ and/or send to ’Chord’s shareholders and/or Enerplus’ shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CHORD AND ENERPLUS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROXY STATEMENT AND THE CIRCULAR, RESPECTIVELY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CHORD AND/OR ENERPLUS WITH THE SEC OR ON SEDAR+, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHORD, ENERPLUS, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Shareholders of Chord and Enerplus will be able to obtain free copies of the Proxy Statement and the Circular, as each may be amended from time to time, and other relevant documents filed by Chord and/or Enerplus with the SEC, TSX or on SEDAR+ (when they become available) through the website maintained by the SEC at www.sec.gov or at www.sedarplus.ca, as applicable. Copies of documents filed with the SEC by Chord will be available free of charge from Chord’s website at www.chordenergy.com under the “Investors” tab or by contacting Chord’s Investor Relations Department at (281) 404-9600 or ir@chordenergy.com. Copies of documents filed with the SEC or on SEDAR+ by Enerplus will be available free of charge from Enerplus’ website at www.enerplus.com under the “Investors” tab or by contacting Enerplus’ Investor Relations Department at (403) 298-1707.

Participants in the Solicitation

Chord, Enerplus and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Chord’s shareholders and Enerplus’ shareholders in connection with the transaction. Information regarding the executive officers and directors of Chord is included in its definitive proxy statement for its 2023 annual meeting under the headings “Item 1 - Election of Directors”, “Our Executive Officers”, “Compensation Discussion and Analysis”, “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on March 16, 2023 and is available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1486159/000148615923000007/chrd-20230316.htm. Information regarding the executive officers and directors of Enerplus is included in its information circular and proxy statement for its 2023 annual meeting under the headings “Director Compensation” and “Executive Compensation”, which was filed on SEDAR+ on April 4, 2023 and is available at https://www.sec.gov/Archives/edgar/data/1126874/000110465923041270/tm235372d3_ex99-2.htm. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement, the Circular and other materials when they are filed with the SEC, TSX or on SEDAR+ in connection with the transaction. Free copies of these documents may be obtained as described in the paragraphs above.

For further information:

Contact:

Chord Energy Corporation
Danny Brown, President and Chief Executive Officer
Michael Lou, Executive Vice President and Chief Financial Officer
Bob Bakanauskas, Managing Director, Investor Relations
(281) 404-9600
ir@chordenergy.com

Enerplus Corporation
Drew Mair, Sr. Manager, Investor Relations, Corporate Planning, Reserves
Krista Norlin, Sr. Investor Relations Analyst
1-800-319-6462
investorrelations@enerplus.com